Anoteros Inc. Doolittle Edutainment Corp. 2445 Fifth Avenue Suite 440 San Diego, California 92101	Telephone: (619) 239-2900 Facsimile: (619) 239-2990

TO:

Rahim M. Ismail

Division of Corporation Finance

U.S. Securities and Exchange Commission

FROM:

George G. Chachas, President

Anoteros, Inc.

DATE:

May 12, 2010

RE:

Anoteros, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 3, 2010

Form 10-Q for the Quarter Ended March 31, 2010

File No. 0-52561

Mr. Ismail:

We submit the following in response to your comments by letter of May 6, 2010. In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A(T) Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 35

1.

We refer to your assessment of internal control over financial report. Please amend your Form 10-K to revise the disclosure to provide a statement as whether or not internal control over financial report is effective. Refer to Io Item 308(T)(a)(a) of Regulation S-K.

Response: (Page number 35.) The disclosure has been revised to read as follows:

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2009, using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting were effective as of the end of the period covered by this report.

May 12, 2010

Form 10-Q for the quarterly period ended March 31, 2010

Item 4. Controls and Procedures

Changes in Internal Controls, page 17

2.

We note your statement that an independent board member is now reviewing your financial information as of the third quarter of 2009 and that his has alleviated the material weakness in your internal controls. Please revise to update this disclosure in future Form 10-Q filings since you have disclosed that there were no material weaknesses in your internal controls over financial reporting as of the year ended December 31, 2009.

Response: Your comment is noted and we will update this disclosure in future Form 10-Q filings.

A marked copy of the Amended Form 10-K/A reflecting the changes is attached to this correspondence. If you have any questions please feel free to call me at 619-239-2900.

Sincerely,

/s/ George G. Chachas

George G. Chachas

President and Chief Executive Officer

Chief Financial Officer

GGC:lp

encl.